UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2020

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Report on Acquisitions Under the Share Repurchase Agreement

SK Telecom Co., Ltd. (the “Company”) hereby reports its acquisitions of treasury shares made under a share repurchase agreement by and between the Company and SK Securities Co., Ltd. (“SK Securities”) dated August 28, 2020 (the “Share Repurchase Agreement”).

1. Entry into Share Repurchase Agreement

A. Date of Disclosure of Entry into the Share Repurchase Agreement: August 28, 2020

B. Name of Counterparty (Broker) to the Share Repurchase Agreement: SK Securities

2. Acquisitions of Issued Shares of the Company under the Share Repurchase Agreement

Date	Type	Total Number of Shares		Price Paid per Share (Won)	Aggregate Value (Won)
		Acquired	Disposed
September 1, 2020	Common shares	40,000	—	243,600	9,744,000,000
September 3, 2020	Common shares	40,000	—	240,582	9,623,289,000
September 4, 2020	Common shares	40,000	—	236,350	9,454,000,000
September 7, 2020	Common shares	30,000	—	240,283	7,208,500,000
September 8, 2020	Common shares	33,291	—	241,697	8,046,340,000
September 9, 2020	Common shares	40,000	—	238,234	9,529,375,000
September 10, 2020	Common shares	11,854	—	239,225	2,835,771,000
September 11, 2020	Common shares	16,685	—	241,521	4,029,770,000
September 14, 2020	Common shares	17,308	—	245,796	4,254,242,000
September 15, 2020	Common shares	20,000	—	245,675	4,913,500,000
September 16, 2020	Common shares	20,000	—	243,475	4,869,500,000
September 17, 2020	Common shares	20,000	—	242,359	4,847,178,000
September 18, 2020	Common shares	20,000	—	242,327	4,846,536,000
September 21, 2020	Common shares	20,000	—	243,400	4,868,000,000
September 22, 2020	Common shares	17,732	—	238,008	4,220,350,000
September 23, 2020	Common shares	30,000	—	233,605	7,008,149,000
September 24, 2020	Common shares	20,000	—	230,994	4,619,884,000
September 25, 2020	Common shares	20,000	—	230,725	4,614,500,000
September 28, 2020	Common shares	20,000	—	233,850	4,677,000,000
September 29, 2020	Common shares	20,000	—	237,302	4,746,041,000
October 5, 2020	Common shares	20,000	—	240,928	4,818,568,000
October 6, 2020	Common shares	20,000	—	241,440	4,828,808,000
October 7, 2020	Common shares	20,079	—	239,907	4,817,088,500
October 8, 2020	Common shares	20,000	—	240,900	4,818,000,000
October 12, 2020	Common shares	20,000	—	239,327	4,786,539,000
October 13, 2020	Common shares	20,000	—	240,235	4,804,690,000
October 14, 2020	Common shares	20,000	—	236,850	4,737,000,000

Date	Type	Total Number of Shares		Price Paid per Share (Won)	Aggregate Value (Won)
		Acquired	Disposed
October 15, 2020	Common shares	40,000	—	233,675	9,347,008,000
October 16, 2020	Common shares	40,000	—	235,142	9,405,682,000
October 19, 2020	Common shares	40,000	—	233,792	9,351,669,500
October 20, 2020	Common shares	40,000	—	231,618	9,264,722,500
October 21, 2020	Common shares	19,416	—	236,240	4,586,840,500
October 22, 2020	Common shares	50,000	—	236,067	11,803,372,000
October 23, 2020	Common shares	40,573	—	238,471	9,675,477,000
October 26, 2020	Common shares	50,000	—	237,284	11,864,209,500
October 27, 2020	Common shares	50,000	—	232,358	11,617,918,000
October 28, 2020	Common shares	52,357	—	232,637	12,180,168,000
October 29, 2020	Common shares	20,000	—	222,867	4,457,338,000
October 30, 2020	Common shares	30,000	—	216,868	6,506,050,000
November 2, 2020	Common shares	20,000	—	214,788	4,295,750,000
November 3, 2020	Common shares	20,000	—	218,853	4,377,066,500
November 4, 2020	Common shares	20,000	—	219,745	4,394,900,000
November 5, 2020	Common shares	20,000	—	223,160	4,463,196,000
November 6, 2020	Common shares	20,000	—	227,275	4,545,509,000
November 9, 2020	Common shares	20,000	—	227,300	4,546,000,000
November 10, 2020	Common shares	20,000	—	226,828	4,536,553,000
November 11, 2020	Common shares	20,000	—	230,825	4,616,494,000
November 12, 2020	Common shares	20,000	—	228,739	4,574,773,000
November 13, 2020	Common shares	20,000	—	231,965	4,639,303,500
November 16, 2020	Common shares	20,000	—	233,177	4,663,530,000
November 17, 2020	Common shares	20,000	—	232,892	4,657,842,000
November 18, 2020	Common shares	20,000	—	230,821	4,616,413,000
November 19, 2020	Common shares	20,000	—	229,694	4,593,874,000
November 20, 2020	Common shares	20,000	—	229,639	4,592,782,500
November 23, 2020	Common shares	20,000	—	231,455	4,629,094,000
November 24, 2020	Common shares	20,000	—	233,138	4,662,750,000
November 25, 2020	Common shares	20,000	—	229,925	4,598,500,000
November 26, 2020	Common shares	20,000	—	232,246	4,644,915,000
November 27, 2020	Common shares	20,000	—	235,783	4,715,650,000
November 30, 2020	Common shares	20,000	—	235,313	4,706,263,000

Total	—	1,529,295	—	234,551	358,698,232,000

3. Treasury Shares after Acquisition of Issued Shares under the Share Repurchase Agreement

[As of November 30, 2020]

Type	Direct Acquisition			Acquisition under the Share Repurchase Agreement
	Number	Ratio*	Aggregate Value (million Won)	Number	Ratio*	Maximum Amount under the Share Repurchase Agreement (million Won)
Common shares	7,609,263	9.4%	1,696,997	1,529,295	1.9%	500,000

Total	7,609,263	9.4%	1,696,997	1,529,295	1.9%	500,000

*	Ratio calculated based on 80,745,711 total issued shares.

4. Share Ownership of Largest Shareholder

[As of November 30, 2020]

Name	Share Ownership
	Type	Immediately Prior to the Term of the Share Repurchase Agreement	Date of this Report	Reason for Change
SK Holdings Co., Ltd.	Common shares	21,624,120	21,624,120	—
Total	Common shares	21,624,120	21,624,120	—
	Other shares	—	—	—

	Total	21,624,120	21,624,120	—

5. Other Matters Relating to Protection of Investors

A. Share Repurchase Agreement

Date of Agreement	Term of Agreement	Counterparty	Maximum Amount under the Share Repurchase Agreement (Won)	Notes
August 28, 2020	August 28, 2020 – August 27, 2021	SK Securities	500,000,000,000	Subject of this Report

B. Details and Ratio of Acquisitions under the Share Repurchase Agreement

[As of November 30, 2020]

Type	Number of Shares Acquired	Aggregate Value (Won)	Ratio to Maximum Amount under the Share Repurchase Agreement	Counterparty	Notes
Common shares	1,529,295	358,698,232,000	71.7%	SK Securities	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi

(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: December 7, 2020